

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 15, 2024

Dr. Raluca Dinu
Chief Executive Officer
QT Imaging Holdings, Inc.
3 Hamilton Landing, Suite 160
Novato, CA 94949

> **Re: QT Imaging Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2024**
> **File No. 333-278460**

Dear Dr. Raluca Dinu:

　　We have conducted a limited review of your registration statement and have the following comment(s).

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 2, 2024

Cover Page

1. We note that you are registering the issuance of 94,364 shares of Common Stock that are issuable upon the exercise of 94,364 Sponsor's Warrants and 5,375,000 shares of Common Stock issuable pursuant to the Yorkville Note for the Pre-Paid Advance. On page 166, you note that [i]n connection with the Closing, (i) the Sponsor elected to partially convert (the "*Conversion*") $943,640 in principal balance outstanding under the Working Capital Note into 94,364 shares of Common Stock and 94,364 Sponsor's Warrants of the Company." Likewise, you note on page 7 that "[a]s consideration for a Pre-Paid Advance of $10.0 million, in connection with the Closing, the Company issued to Yorkville a promissory note." It appears that the Sponsor's Warrants were issued on March 4, 2024 and became exercisable thirty days thereafter and that the Yorkville Note was also issued on March 4, 2024 and was immediately convertible. If an option becomes exercisable within one year, it is deemed to be immediately exercisable. Therefore, a

registration statement must be on file before the option is exercisable for the entire transaction to be a public offering. Given this, please tell us your basis for registering the offering of the shares underlying the Sponsor's Warrants and the Yorkville Note for the Pre-Paid Advance on a primary basis or revise the offering to only register the resale of such shares. Please refer to Securities Act Sections C&DI Questions 239.15, 139.09 and 103.04.

2.   For each of the Private Placement Shares, Working Capital Shares, Insider Shares, Closing Shares and Sponsor's Warrants being registered for resale, please disclose the price that the selling securityholders paid for such shares or warrants.

Risk Factors

Risks Related to Ownership of Company Common Stock and Other Securities

Future sales, or the perception of future sales, of Company Common Stock by us or our existing stockholders..., page 66

3.   We note your statement that "[t]he sale of substantial amounts of shares of Company Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Company Common Stock." To illustrate this risk, please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Condition and Results of Operations of QT Imaging

Overview, page 81

4.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of your outstanding shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that the shares being registered for resale by the selling stockholders collectively represent over 50% of your outstanding shares and that the Sponsor, a beneficial owner of over 33% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

5.   We note that because the most recent balance sheet of QT Imaging, Inc. included in the Registration Statement is as of December 31, 2023, it does not reflect the Closing of the Business Combination with GigCapital5 that occurred on March 4, 2024. We also note that on March 22, 2024 you filed an Amendment No. 1 to a Current Report on Form 8-K/A containing unaudited pro forma condensed combined financial information as of

December 31, 2023 and for the year then ended. Please include this pro forma financial information in your Registration Statement or explain to us why you are not required to do so.

6. Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the respective selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey C. Selman, Esq.